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Exhibit 12

PARK PLACE ENTERTAINMENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in millions) (unaudited)

	Fiscal Years Ended December 31,
	2002		2001		2000		1999		1998
Income (loss) from continuing operations before income taxes and minority interest(1)	$249		$(38)		$228		$247		$216
Add:
Distributions from less than 50% owned companies	16		19		43		4		6
Interest expense(1)	347		385		441		146		87
Interest component of rent expense(1)(2)	7		7		7		5		1

Earnings available for fixed charges	$619		$373		$719		$402		$310

Fixed charges:
Interest expense(1)	$347		$385		$441		$146		$87
Capitalized interest	9		13		7		37		25
Interest component of rent expense(1)(2)	7		7		7		5		1

Total fixed charges	$363		$405		$455		$188		$113

Ratio of earnings to fixed charges(3)	1.7	x	0.9	x	1.6	x	2.1	x	2.7	x

(1)
Includes 50% owned companies.

(2)
Assumed interest component to be one-third of rent expense.

(3)
Deficiency in ratio of earnings to fixed charges for the year ended December 31, 2001 was $32 million in earnings.

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  Exhibit 12